Exhibit 99.1

IFM INVESTMENTS LIMITED RECEIVES DELISTING NOTICE FROM NYSE

BEIJING, CHINA —  January 2, 2015 — IFM Investments Limited (the “Company”)(NYSE: CTC) announced today that the staff of NYSE Regulation, Inc. (“NYSE Regulation”) has notified the Company that NYSE Regulation has determined to commence proceedings to delist the Company’s American Depository Shares (the “ADSs”) from the New York Stock Exchange (the “NYSE”) on the grounds that the Company has fallen below the NYSE’s continued listing standard set forth in Section 802.01B of the NYSE Listed Company Manual, which requires the Company to maintain an average global market capitalization of not less than $15 million over a consecutive 30-trading day period.

Trading in the Company’s ADSs on the NYSE has been suspended immediately after the market close on January 2, 2015.  The Company is in the process of applying for quotation of its ADSs on the OTCQX over-the-counter marketplace. In the meantime, trading of the ADSs may continue to occur on the OTC Pink market.

Mr. Donald Zhang, chairman and chief executive officer of the Company, commented, “The delisting will not deter us from continuing to strive to achieve our Company’s goals. We are determined to grow our business by capitalizing on the significant opportunities in China’s real estate services industry. We will continue to strengthen our real estate brokerage and other business in China, and will continue to pursue value for our shareholders and uphold corporate governance standards as a public company.”

About Century 21 China Real Estate

IFM Investments Limited (“CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTC primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 45 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC”. For more information about CTC, please visit http://www.century21cn.com/english.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, the risks outlined in the Company’s Annual Report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

For further information, contact:

In China:

Steve Ye

CFO

IFM Investments Limited

Phone: +86-10-6561-7788

E-mail: ir@century21cn.com

Nick Beswick

Brunswick Group

Phone: +86-10-5960-8600

Email: ctc@brunswickgroup.com

In the United States:

Brunswick Group

Phone: +1-212-333-3810

Email: ctc@brunswickgroup.com